UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

INVIVO THERAPEUTICS HOLDINGS CORP.

(Name of Subject Company (Issuer))

INVIVO THERAPEUTICS HOLDINGS CORP.

(Issuer)

(Name of Filing Persons (Identifying status as offeror, issuer or other person))

Warrants to Purchase Common Stock dated October 26, 2010

Investor Warrants to Purchase Common Stock

Placement Agent Warrants to Purchase Common Stock

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Frank Reynolds

Chief Executive Officer

InVivo Therapeutics Holdings Corp.

One Kendall Square, Suite B14402

Cambridge, Massachusetts 02139

Phone: (617) 863-5500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Bradley Jacobson, Esq.

Greenberg Traurig, LLP

One International Place

Boston, Massachusetts 02110

Phone: (617) 310-6205

Facsimile: (617) ) 279-8402

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$14,284,044	$1,948.35

*	The transaction value is estimated for solely for purposes of calculating the amount of the filing fee. The calculation assumes that all eligible warrants to purchase 15,009,608 shares of the Issuer’s common stock subject to the offer will be exchanged for new warrants pursuant to the terms of the offer. The aggregate value of such warrants was calculated based on the Black-Scholes pricing model.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

(i)

This Tender Offer Statement on Schedule TO relates to the offer by InVivo Therapeutics Holdings Corp., a Nevada corporation (the “Company” or “InVivo”), to exchange certain of its outstanding warrants to purchase common stock (the “Original Warrants”) for new warrants (the “New Warrants”) with the same terms except (i) the expiration date of the New Warrants will be extended two years and (ii) anti-dilution provisions will be removed from the New Warrants, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated April 8, 2013 (the “Offer to Exchange”) and the Election to Participate (the “Election to Participate”), which together, as each may be amended and supplemented from time to time, constitute the Offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Exchange and the Election to Participate, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Exchange under the caption “Summary of Terms” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company is InVivo Therapeutics Holdings Corp. (“InVivo”). The address of the principal executive offices of InVivo is One Kendall Square, Suite B14402, Cambridge, Massachusetts 02139. The telephone number of the principal executive offices of InVivo is (617) 863-5500.

(b) Securities. The information set forth in the Offer to Exchange under the caption “The Offer — Section 10. Description of Warrants; Source and Amount of Consideration” is incorporated herein by reference.

(c) Trading Market and Price. There is no established trading market for the Original Warrants.

Item 3.	Identity and Background of Filing Person.

This is an issuer tender offer. InVivo Therapeutics Holdings Corp., the subject company, is the filing person. InVivo’s address and telephone number are set forth in Item 2 above.

Pursuant to General Instruction C to Schedule TO, the information set forth in the Offer to Exchange under the Caption “The Offer — Section 12. Interests of Directors and Executive Officers; Transactions and Arrangements” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The following sections of the Offer to Exchange contain information regarding the material terms of the transaction and are incorporated herein by reference.

•	Summary of Terms;

•	Risks of Participating in the Offer;

•	The Offer — Section 1. Background and Purpose of the Offer;

•	The Offer — Section 2. Eligibility;

•	The Offer — Section 3. Exchange of Eligible Warrants for New Warrants;

•	The Offer — Section 4. Procedures for Tendering Eligible Warrants;

•	The Offer — Section 5. Acceptance of Eligible Warrants and Issuance of New Warrants;

•	The Offer — Section 6. Extension of the Offer; Termination; Amendment;

•	The Offer — Section 7. Withdrawal Rights;

•	The Offer — Section 8. Conditions of the Offer;

•	The Offer — Section 10. Description of Warrants; Source and Amount of Consideration;

•	The Offer — Section 11. Information Regarding InVivo;

•	The Offer — Section 12. Interests of Directors and Executive Officers; Transactions and Arrangements;

•	The Offer — Section 13. Accounting Consequences of the Offer;

•	The Offer — Section 15. Certain United States Federal Income Tax Considerations;

•	The Offer — Section 16. Fees and Expenses; and

•	The Offer — Section 17. Additional Information.

(b) Purchases. The information set forth in the Offer to Exchange under the caption “The Offer — Section 12. Interests of Directors and Executive Officers; Transactions and Arrangements” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Offer to Exchange under the caption “The Offer — Section 12. Interests of Directors and Executive Officers; Transactions and Arrangements” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) and (b) Purposes; Use of Securities Acquired. The following sections of the Offer to Exchange, which contain information regarding the purposes of the transaction and use of securities acquired, are incorporated herein by reference:

•	Summary of Terms; and

•	The Offer — Section 1. Background and Purpose of the Offer.

(c) Plans. Except as disclosed in the Offer to Exchange, we currently have no plans, proposals or negotiations that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving InVivo or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of InVivo or any of its subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of InVivo;

•

any change in the present Board of Directors or management of InVivo, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer;

•	any other material change in InVivo’s corporate structure or business;

•

any class of equity securities of InVivo to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities exchange;

•	any class of equity securities of InVivo becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of InVivo’s obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of InVivo, or the disposition of securities of InVivo; or

•	any changes in the InVivo’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of InVivo.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Offer to Exchange under the caption “The Offer — Section 10. Description of Warrants; Source and Amount of Consideration” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b) Securities Ownership; Securities Transactions. The information set forth in the Offer to Exchange under the caption “The Offer — Section 12. Interests of Directors and Executive Officers; Transactions and Arrangements” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the Offer to Exchange under the caption “The Offer — Section 16. Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) and (b) Financial Information; Pro Forma Information. The financial information set forth in Item 8. “Consolidated Financial Statements and Supplementary Data” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 12, 2013, and the financial information set forth in the Offer to Exchange under the caption “The Offer — Section 11. Information Regarding InVivo” and the information set forth in the Offer to Exchange under the caption “The Offer — Section 17. Additional Information” is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the following sections of the Offer to Exchange is hereby incorporated by reference:

•	The Offer — Section 11. Information Regarding InVivo;

•	The Offer — Section 12. Interests of Directors and Executive Officers; Transactions and Arrangements;

•	The Offer — Section 14. Legal Matters; Regulatory Approvals; and

•	The Offer — Section 15. Certain United States Federal Income Tax Considerations.

(c) Other Material Information. The information set forth in the Offer to Exchange and the Election to Participate, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange, dated April 8, 2013

(a)(1)(B)	Election to Participate

(a)(1)(C)	Notice of Withdrawal

(a)(1)(D)	Form of New Warrants to be Exchanged for Eligible Warrants

(a)(1)(E)	Letter from Frank Reynolds, Chairman, Chief Executive Officer and Chief Financial Officer of the Company, to Holders of Eligible Warrants dated April 8, 2013

(a)(1)(F)	Press release dated April 8, 2013

(a)(1)(G)	Transcript of Company Webcast dated April 8, 2013

(d)(1)(A)	Form of Investor Warrant of InVivo Therapeutics Holdings Corp. (incorporated by reference from Exhibit 4.3 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 1, 2010)

(d)(1)(B)	Form of Warrant of InVivo Therapeutics Holdings Corp. issued to Bridge Lenders (incorporated by reference from Exhibit 4.5 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 1, 2010)

(d)(1)(C)	Form of Warrant of InVivo Therapeutics Holdings Corp. ($1.00 exercise price) issued to Placement Agent (incorporated by reference from Exhibit 4.2 to the Company’s Current Report on Form 8-K, as filed with the SEC on December 9, 2010)

(d)(1)(D)	Form of Warrant of InVivo Therapeutics Holdings Corp. ($1.40 exercise price) issued to Placement Agent (incorporated by reference from Exhibit 4.3 to the Company’s Current Report on Form 8-K, as filed with the SEC on December 9, 2010)

(d)(1)(E)	Form of Registration Rights Agreement, by and between InVivo Therapeutics Holdings Corp. and the investors in the offering (incorporated by reference from Exhibit 10.4 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 1, 2010)

(d)(1)(F)	Placement Agent Agreement dated October 4, 2010, between InVivo Therapeutics Corp. and Placement Agent (incorporated by reference from Exhibit 10.4 to the Company’s Current Report on Form 8-K, as filed with the SEC on December 9, 2010)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVIVO THERAPEUTICS HOLDINGS CORP.

By:	/s/ Frank M. Reynolds
Name: Frank M. Reynolds
Title: Chief Executive Officer

Date: April 8, 2013

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange, dated April 8, 2013

(a)(1)(B)	Election to Participate

(a)(1)(C)	Notice of Withdrawal

(a)(1)(D)	Form of New Warrants to be Exchanged for Eligible Warrants

(a)(1)(E)	Letter from Frank Reynolds, Chairman, Chief Executive Officer and Chief Financial Officer of the Company, to Holders of Eligible Warrants dated April 8, 2013

(a)(1)(F)	Press release dated April 8, 2013

(a)(1)(G)	Transcript of Company Webcast dated April 8, 2013

(d)(1)(C)	Form of Warrant of InVivo Therapeutics Holdings Corp. ($1.00 exercise price) issued to Placement Agent (incorporated by reference from Exhibit 4.2 to the Company’s Current Report on Form 8-K, as filed with the SEC on December 9, 2010)

(d)(1)(D)	Form of Warrant of InVivo Therapeutics Holdings Corp. ($1.40 exercise price) issued to Placement Agent (incorporated by reference from Exhibit 4.3 to the Company’s Current Report on Form 8-K, as filed with the SEC on December 9, 2010)

(d)(1)(E)	Form of Registration Rights Agreement, by and between InVivo Therapeutics Holdings Corp. and the investors in the offering (incorporated by reference from Exhibit 10.4 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 1, 2010)

(d)(1)(F)	Placement Agent Agreement dated October 4, 2010, between InVivo Therapeutics Corp. and Placement Agent (incorporated by reference from Exhibit 10.4 to the Company’s Current Report on Form 8-K, as filed with the SEC on December 9, 2010)